UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Guaranty Bancorp

(Name of Issuer)

Voting Common Stock, $0.001 par value

(Title of Class of Securities)

40075T102

(CUSIP Number)

Ralph V. Whitworth

Relational Investors, LLC

12400 High Bluff Drive, Suite 600

San Diego, CA 92130

(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40075T102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,993,332

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 12,993,332

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,993,332

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.6%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,496,666

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,496,666

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,496,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,496,666

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,496,666

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,496,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 12,993,332

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 12,993,332

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,993,332

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.6%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 12,993,332

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 12,993,332

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,993,332

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D/A constitutes the second amendment (the “Amendment”) to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on May 15, 2009  and amended by Amendment No. 1 filed by the Reporting Persons with the SEC on August 13, 2009 (the “Statement”) with respect to the voting common stock, $0.001 par value (the “Voting Common Stock”), of Guaranty Bancorp, a Delaware corporation (the “Issuer” or the “Company”).  Except as specifically amended by this Schedule 13D/A, the Statement remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

On May 6, 2009, the Relational LPs entered into an Investment Agreement with the Company and other investors, as described in Item 6 below, to purchase shares of Series A Convertible Preferred Stock of the Company (the “Series A Preferred Stock”).  On August 11, 2009, the Relational LPs purchased 20,000 shares of the Series A Preferred Stock for $20.0 million using working capital of the Relational LPs. In addition, since the issuance of the Series A Preferred Stock, the Relational LPs have received 3,388 shares of Series A Preferred Stock pursuant to the payment of payment-in-kind (“PIK”) dividends.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the Series A Preferred Stock for investment purposes.

Except as set forth in this Amendment, the Statement or in connection with the Investment Agreement or the Transaction Agreement, described in Item 6 below, as of the date hereof, none of the Reporting Persons have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The percentages used in this Amendment are based upon 53,232,485 outstanding shares of Voting Common Stock as of July 22, 2011, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, and 69,013 outstanding shares of Series A Preferred Stock, which, commencing as of August 11, 2011, are convertible at the sole discretion of each holder of Series A Preferred Stock into 38,340,555 shares of Voting Common Stock at the conversion price of $1.80 per share, subject to possible adjustment of the conversion price as described in Item 6 below.

(a)           As of the date of this Amendment, the Relational LPs beneficially own in the aggregate 23,388 shares of Series A Preferred Stock, which have the voting power equal to 11,694,000 shares of Voting Common Stock, or 13.3% of the total voting power of (i) the outstanding Voting Common Stock plus (ii) the Series A Preferred Stock (based upon a conversion ratio for voting purposes only of $2.00 per share).

If, as of the date of this Amendment, the Relational LPs converted their Series A Preferred Stock into shares of Voting Common Stock ((i) assuming a conversion price of $1.80 per share, (ii) assuming that only the Relational LPs convert their shares of Series A Preferred Stock into common stock and (iii) without giving effect to the stockholding limitations described in Item 6), the Relational LPs would beneficially own 12,993,332 shares of Voting Common Stock, which comprises (1) 14.6% of the total voting power of (i) the outstanding Voting Common Stock plus (ii) the remaining Series A Preferred Stock (based upon a conversion ratio for voting purposes only of $2.00 per share) and (2) 19.6% of the total outstanding shares of Voting Common Stock.  The Relational LPs may be deemed to have direct beneficial ownership of the shares described above and the Relational LPs have sole investment discretion and voting authority with respect to such shares.

RILLC, as the sole general partner of each of the Relational LPs, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the shares beneficially owned by the Relational LPs because the limited partnership agreements of the Relational LPs specify that RILLC has sole investment discretion and voting authority with respect to those shares.

Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to share indirect beneficial ownership of the shares which RILLC may beneficially own.  Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

To the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of common stock of the Company.

(b)           See item (a) above.

(c)           To the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any of the Reporting Persons.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares covered by this Amendment, except that dividends from, and proceeds from the sale of, the shares held by accounts managed by RILLC may be delivered to such accounts.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and restated in its entirety as follows:

On May 6, 2009, the Company, Castle Creek Capital Partners III, L.P. (“Castle Creek Fund III”), Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P. (together with Patriot Financial Partners, L.P., the “Patriot Funds”) and the Relational LPs entered into an Investment Agreement (as amended, the “Investment Agreement”) pursuant to which the Company agreed to issue up to 60,000 shares of Series A Preferred Stock.  Subsequent to May 6, 2009, additional investors (together with Castle Creek Fund III, the Patriot Funds and the Relational LPs, the “Investors”) became parties to the Investment Agreement.  On August 11, 2009, the Investors entered into Amendment No. 1 to the Investment Agreement (“Amendment No. 1”).  On August 11, 2009, pursuant to the Investment Agreement, the Relational LPs purchased 20,000 shares of Series A Preferred Stock for total consideration of $20 million. On February 11, 2010, the parties entered into Amendment No. 2 to the Investment Agreement, which amended certain registration obligations of the Company. On July 30, 2010, Castle Creek Fund III sold its shares of Series A Preferred Stock to Castle Creek Capital Partners, IV, L.P. (“Castle Creek Fund IV” and an “Investor”).

The Series A Preferred Stock pays quarterly dividends at a rate of 9% per year. From the date of issuance of the Series A Preferred Stock on August 11, 2009 until the first dividend payment date following the second anniversary of the closing, the dividends are payable in cash or additional shares of Series A Preferred Stock, at the election of the Company. Thereafter, dividends are payable solely in cash. Since issuance, all dividends to date have been paid in additional shares of Series A Preferred Stock as referenced above in Item 3.

Under the terms of the Investment Agreement, each share of Series A Preferred Stock will automatically convert into shares of Voting Common Stock on the fifth anniversary (August 11, 2014) of the date the Series A Preferred Stock is issued, subject to certain limitations. The Investors may elect to convert their shares of Series A Preferred Stock into shares of Voting Common Stock prior to the mandatory conversion of the Series A Preferred Stock following the earlier of either the second anniversary of the date the Series A Preferred Stock is issued (August 11, 2011) or the occurrence of certain events resulting in the conversion, exchange or reclassification of the Voting Common Stock. Each share of Series A Preferred Stock is convertible into shares of Voting Common Stock at a conversion price of $1.80 per share, adjustable downward in increments of $0.04 (provided the maximum aggregate adjustment cannot exceed $0.30, resulting in a conversion price of $1.50 per share) in the event of certain nonpayments of dividends (whether paid in cash or in kind) on the Series A Preferred Stock. The conversion price of the Series A Preferred Stock is subject to customary anti-dilution adjustments.

The holders of the Series A Preferred Stock vote together with the holders of Voting Common Stock as a single class on all matters upon which the holders of Voting Common Stock are entitled to vote. Each share of Series A Preferred Stock is entitled to such number of votes as the number of shares of Voting Common Stock into which such share of Series A Preferred Stock is convertible, assuming for voting purposes only a conversion price of $2.00 per share. The holders of the Series A Preferred Stock have a separate class vote with respect to certain matters, including amendments to the Company’s certificate of incorporation that alter the voting powers, preferences and special rights of the Series A Preferred Stock or create senior convertible securities, or mergers or consolidations upon the consummation of which comparable preferential rights would not be available to holders of the Series A Preferred Stock.

Under the terms of the Investment Agreement, the Company prepared and filed a shelf registration statement with the SEC covering Voting Common Stock issuable upon conversion of the Series A Preferred Stock. The Investors also have customary demand and piggyback registration rights.

The Relational LPs and the Patriot Funds each provided to the Company the same passivity commitments such Investor was required to enter into with the Federal Reserve Board (the “FRB”). These passivity commitments with the Company expire for all Investors on the fifth anniversary of the closing date, or, if earlier, the date on which any Investor receives approval from a regulatory authority to acquire Voting Common Stock in excess of the stockholding limitations described below.

On July 27, 2011, the Company entered into a Series A Convertible Preferred Stock Transaction Agreement (the “Transaction Agreement”) with the Patriot Funds, the Relational LPs and Castle Creek Fund IV (the “Principal Investors”) in connection with the early conversion of the Series A Preferred Stock (currently, as noted above the Series A Preferred Stock is not mandatorily convertible until August 11, 2014).  Pursuant to the Transaction Agreement, (i) the Company will issue a special PIK dividend in the aggregate amount of approximately 7,300 shares of Series A Preferred Stock to all holders of the Series A Preferred Stock (the “Special PIK Dividend”), with any fractional shares to be paid in cash, and (ii) immediately following payment of the Special PIK Dividend, all of the outstanding shares of Series A Preferred Stock will be mandatorily converted into shares of Voting Common Stock and, if necessary, non-voting common stock (“Non-Voting Common Stock”; collectively referred to as the “Common Stock”) at a conversion price of $1.50 per share (such transactions, collectively, the “Transaction”). As a result of the Transaction, the holders of Series A Preferred Stock are expected to receive, in the aggregate, approximately 51,902,000 shares of Common Stock.

Currently, each of Castle Creek Fund IV and its affiliates, on the one hand, and the Relational LPs and their affiliates, on the other hand, have passivity commitments in place with the FRB, which, among other things, limit their right to acquire Voting Common Stock to 9.9% and 14.9% of the Company’s total outstanding Voting Common Stock, respectively.  Pursuant to the Transaction, if (i) the shares of Series A Preferred Stock held by each of Castle Creek Fund IV and the Relational LPs would represent upon conversion more than 9.9% and 14.9%, respectively, of the outstanding shares of Voting Common Stock after giving effect to such conversion and taking into consideration any shares of Voting Common Stock otherwise beneficially owned by such Principal Investor (the number of shares of Series A Preferred Stock representing shares of Voting Common Stock upon conversion in excess of such percentage, the “Excess Shares”) and (ii) any such Principal Investor has not received written confirmation from the FRB of its non-control determination as to such Investor’s post-conversion ownership of the Company’s Voting Common Stock, then such Excess Shares will be converted instead into an equivalent number of shares of Non-Voting Common Stock.  In such a case, the Company expects to issue approximately 5,488,087 shares of Non-Voting Common Stock and 46,413,913 shares of Voting Common Stock pursuant to the Transaction.  Patriot has passivity commitments in place with the FRB, which, among other things, limit its ownership of Voting Common Stock to 19.9%.  Upon conversion of the Series A Preferred Stock pursuant to the Transaction Agreement, Patriot’s ownership of Voting Common Stock will be less than 19.9%.

In connection with the Transaction, the Principal Investors have also agreed to proposed amendments to the Certificate of Designations for Series A Convertible Preferred Stock of Guaranty Bancorp to provide for the issuance of the Special PIK Dividend and the acceleration of the mandatory conversion of all Series A Preferred Stock into Common Stock immediately following the payment of the Special PIK Dividend (the “Charter Amendment”).

The Board of Directors of the Company approved the Transaction following the recommendation of a special committee of the Board of Directors (“Special Committee”) comprised of independent and disinterested members of the Company’s Board of Directors.  FIG Partners LLC, who served as the Special Committee’s independent financial advisor, issued a fairness opinion to the Special Committee that the terms associated with the Transaction, and its impact on the financial performance of the Company, are fair, from a financial point of view, to the common stockholders of the Company.

The consummation of the Transaction is subject to various conditions contained in the Transaction Agreement, including (1) regulatory approval and (2) stockholder approval by (a) the requisite vote of the outstanding shares of the Voting Common Stock and Series A Preferred Stock (on an as-converted basis), voting as a single class, of all actions necessary to effectuate the Transaction that require approval by the Company’s stockholders under applicable law or requirements of a national securities exchange or any other matter that requires stockholder approval pursuant to the Transaction Agreement and (b) the affirmative vote of a majority of the outstanding shares of Voting Common Stock (not including the Series A Preferred Stock or any other stock of the Company held by any holder of Series A Preferred Stock or its affiliates) (collectively, the “Stockholder Approval Matters”). The Company expects to call a special meeting of the stockholders of the Company to be held in September or October 2011 to consider and vote upon the Stockholder Approval Matters and the Charter Amendment.  Each of the Principal Investors has agreed to vote or cause to be voted all of the Series A Preferred Stock and Common Stock held by it or its affiliates and entitled to vote on the Stockholder Approval Matters and the Charter Amendment in favor of the Stockholder Approval Matters and Charter Amendment.  The Company expects to consummate the Transaction immediately following the receipt of the necessary regulatory and stockholder approvals. The Company intends to solicit all other holders of Series A Preferred Stock to become a party to the Transaction Agreement, although the joinder of all other holders of Series A Preferred Stock to the Transaction Agreement is not a condition to the consummation of the Transaction.

The description of the Investment Agreement in Item 6 does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, which is incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on May 12, 2009.  The description of Amendment No. 1 in Item 6 does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, which is incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on August 11, 2009.  The description of Amendment No. 2 in Item 6 does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, which is incorporated herein by reference to Exhibit 10.3 to the Annual Report on Form 10-K filed by the Company with the SEC on February 12, 2010. The description of the Transaction Agreement in Item 6 does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, which is incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on July 29, 2011.

Item 7.	Material to be Filed as Exhibits

EXHIBIT NO.	DESCRIPTION

Exhibit 10.1

Investment Agreement, dated as of May 6, 2009, by and among Guaranty Bancorp and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on May 12, 2009).

Exhibit 10.2

Amendment No. 1 to Investment Agreement, dated as of August 11, 2009, by and among Guaranty Bancorp and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on August 11, 2009).

Exhibit 10.3

Amendment No. 2 to Investment Agreement, dated as of February 11, 2010, by and among Guaranty Bancorp and the Investors named therein (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K filed by Guaranty Bancorp with the SEC on February 12, 2010).

Exhibit 10.4

Series A Convertible Preferred Stock Transaction Agreement, dated July 27, 2011, by and among Guaranty Bancorp and certain stockholders named therein (including Exhibit A - Form of Amended and Restated Certificate of Designations for Series A Convertible Preferred Stock) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on July 29, 2011).

Exhibit 99.1*

Joint Filing Agreement, dated as of May 15, 2009, by and among Relational Investors, LLC, Relational Investors Mid-Cap Fund I, L.P., Relational Investors Mid-Cap Fund II, L.P., Ralph V. Whitworth and David H. Batchelder.

*              Previously filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 2, 2011

RELATIONAL INVESTORS MID-CAP FUND I, L.P.
RELATIONAL INVESTORS MID-CAP FUND II, L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each,
		By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

		By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

Exhibit 10.1

Investment Agreement, dated as of May 6, 2009, by and among Guaranty Bancorp and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on May 12, 2009).

Exhibit 10.2

Amendment No. 1 to Investment Agreement, dated as of August 11, 2009, by and among Guaranty Bancorp and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on August 11, 2009).

Exhibit 10.3

Amendment No. 2 to Investment Agreement, dated as of February 11, 2010, by and among Guaranty Bancorp and the Investors named therein (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K filed by Guaranty Bancorp with the SEC on February 12, 2010).

Exhibit 10.4

Series A Convertible Preferred Stock Transaction Agreement, dated July 27, 2011, by and among Guaranty Bancorp and certain stockholders named therein (including Exhibit A - Form of Amended and Restated Certificate of Designations for Series A Convertible Preferred Stock) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on July 29, 2011).

Exhibit 99.1*

Joint Filing Agreement, dated as of May 15, 2009, by and among Relational Investors, LLC, Relational Investors Mid-Cap Fund I, L.P., Relational Investors Mid-Cap Fund II, L.P., Ralph V. Whitworth and David H. Batchelder.

*              Previously filed.